July 12, 2005


By facsimile to (858) 550-6420 and U.S. Mail


Mr. Russel H. McMeekin
President and Chief Executive Officer
Mikohn Gaming Corporation, d/b/a Progressive Gaming International
Corporation
920 Pilot Road
Las Vegas, NV 89119

RE:	Mikohn Gaming Corporation, d/b/a Progressive Gaming
International Corporation
	Pre-effective Amendment 2 to Registration Statement on Form
S-4
	Filed June 28, 2005
	File No. 333-124311

Dear Mr. McMeekin:

      We reviewed the filing and have the comments below.

Other Business; Adjournments, page 33

1. Refer to prior comment 5. We note that you intend to file by amendment the form of proxy as exhibit 99.1. Allow us sufficient time to review the exhibit before requesting acceleration of the registration statement`s effectiveness.

Net Operating Loss Carry Forward, page 43

2. Refer to prior comment 8. The midpoint value of $1.215 million differs from that shown in the table on the same page. Please reconcile.

Exhibits 8.1 and 8.2

3. We consider your response to prior comment 21 and are unable to concur. As requested previously, delete the word "generally" under
(ii) in the first full paragraph on page 2 of exhibit 8.1 and under
(ii) in the last paragraph on page 1 of exhibit 8.2. Also delete the word "generally" in the second bullet point and under "Dissenting Stockholders" on page 46 of the proxy statement/prospectus. Alternatively, describe the basis for any uncertainty of the United
States federal income tax consequences for VirtGame`s stockholders.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, Progressive may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Progressive thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Progressive and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Progressive requests acceleration of the registration statement`s effectiveness, Progressive should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Progressive from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Progressive may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Progressive provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Dale
Welcome,
Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Steven M. Przesmicki, Esq.
	Charles S. Kim, Esq.
	Cooley Godward LLP
	4401 Eastgate Mall
	San Diego, CA 92121

	Daniel Donahue, Esq.
	Preston Gates & Ellis LLP
	1900 Main Street, Suite 600
	Irvine, CA 92614



Mr. Russel H. McMeekin
July 12, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE